[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]





                                                 January 5, 2007


VIA ELECTRONIC TRANSMISSION
---------------------------

Christina Chalk, Esq.
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549


                   Re:   Parlux Fragrances, Inc.
                         PREN14A filed on December 22, 2006 by Glenn Nussdorf DFAN14A filed on December 27, 2006 by Glenn Nussdorf DFAN14A filed on November 21, 2006 by Glenn Nussdorf SEC File No. 0-15491
                         Schedule 13D filed on September 7, 2006, as amended SEC File No. 5-38657

Dear Ms. Chalk:

     On behalf of our client, Glenn Nussdorf ("Mr. Nussdorf"), we are responding to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") set forth in the letter dated December 28, 2006 (the "Comment Letter") with respect to Mr. Nussdorf's solicitation of written consents from the stockholders of Parlux Fragrances, Inc. ("Parlux" or the "Company") to remove, without cause, all existing members of the Board of Directors of Parlux (the "Board") and to elect himself and five other nominees to the Board.

     Mr. Nussdorf's revised preliminary consent statement and revised preliminary consent card (collectively, the "Revised Preliminary Consent Solicitation Materials") are being filed with the Commission in accordance with the provisions of Rule 14a-6(h) of Regulation 14A and Rule 310 of Regulation S-T.

     Set forth below are Mr. Nussdorf's responses to the Comment Letter. For ease of reference, we reproduce below the comments, and include under each comment Mr. Nussdorf's response. All page references in Mr. Nussdorf's responses are to the marked copies of the

Christina Chalk, Esq.
Page 2

Revised Preliminary Consent Solicitation Materials which are being filed with the Commission and submitted to the Staff.

PREN14A filed December 2, 2006 - General
----------------------------------------

1. Item 5 of Schedule 14A requires you to describe the interests of all participants in this solicitation, whether by share ownership or otherwise. Please expand the consent statement to describe all possible interests of the participants in this solicitation not shared in common with all other shareholders. For example, we note that the participants own companies engaged in business relationships with the Company and that may also be its competitors. In addition, we note that Mr. Nussdorf has made an offer to acquire the Company, and has stated that he is currently evaluating another possible acquisition proposal. In addition, Stephen Nussdorf is currently owed a significant sum of money by the current CEO of the Company, and that loan is currently in default. Add an appropriately titled section of the consent solicitation outlining clearly and in reasonable detail in a single place in the consent statement each participant's interest in this solicitation. This section should also address (as applicable) Model's proposal to be acquired by ECMV.

     The Revised Preliminary Consent Solicitation Materials have been revised by adding a new section beginning on page 15 entitled "Interests of Participants in this Solicitation and Certain Business Relationships between the Company and Mr. Nussdorf, and their Respective Affiliates." This section outlines clearly in a single place and under appropriate captions the interests of Mr. Nussdorf and other participants in his solicitation and the business relationships between the Nussdorfs and the Company and their respective affiliates.


Cover Page
----------

2. List the names of all participants in the consent solicitation on the cover page, where Glenn Nussdorf is currently identified. To the extent that participants are entities affiliated with other named participants, describe the nature of the affiliation. To the extent that participants are affiliated with the Company or its affiliates, describe the nature of these relationships as well.


     The Revised Consent Solicitation Materials have been revised by adding a new fifth paragraph on page 1.

3. You state here that neither proposal is conditioned on the other; however, in the same paragraph on the cover page you disclose that Proposal 2 cannot be effected unless Proposal 1 is adopted. Doesn't this mean that Proposal 2 is effectively conditioned on the adoption of Proposal 1? Please revise or advise.


     The Revised Consent Solicitation Materials have been revised by modifying the fourth paragraph on page 1.

Christina Chalk, Esq.
Page 3

4. Where you present the percentage of shares owned by Glenn Nussdorf, list the percentage owned by all of the other participants in the solicitation as well.


     The Revised Consent Solicitation Materials have been revised by amending the last two sentences in the fourth paragraph on page 1 to include the requested disclosure.


Proposal 2, Election of Nominees, page 3
----------------------------------------

5. In the second paragraph of this section, where you disclose that Mr. Nussdorf and Mr. Katz would not be independent directors within the meaning of NASDAQ listing standards if they are elected to the Company's board, expand to explain why and to discuss the implications for the Company.


     The Revised Consent Solicitation Materials have been revised by adding disclosure to the second paragraph of the subsection "Proposal 2: Election of Nominees" on page 3 to indicate that Messrs. Nussdorf and Michael Katz will not be independent directors and the reasons therefor.


Background and Reasons for the Consent Solicitation, page 5
-----------------------------------------------------------

6. Revise the first paragraph of this section to make clear that the Nussdorfs, as the owners of QKD, made an offer to acquire the Company in May 2003 but were unable to consummate the acquisition.


     The Revised Consent Solicitation Materials have been revised by amending the first paragraph of the section "Background and Reasons for the Consent Solicitation" on page 5.

7. Refer to the last comment above. Since Mr. Nussdorf's offer was made in collaboration with current Company CEO Ilia Lekach, whom you now seek to remove from the Board, clarify this apparent change of heart with respect to Mr. Lekach's ability to effectively manage the Company. That is, why have you changed your mind about Mr. Lekach's abilities? Fully describe any intervening events or disputes between the parties between the date of the collaborative offer in May 2003 and this consent solicitation.

     The Revised Consent Solicitation Materials have been revised by adding a new second paragraph and revising the third paragraph in the section "Background and Reasons for the Consent Solicitation" on page 5 to describe Mr. Nussdorf's dissatisfaction with the performance of the Company's senior management, the lack of Board oversight, and the Company's financial and stock price performance.

8. See comment 2 above. Clarify whether Mr. Lekach is currently an affiliate of ECMV.

     The Revised Consent Solicitation Materials have been revised by including in the third paragraph under the subsection "Perfumania and ECMV" on page 16 additional disclosure that Mr. Lekach is not currently an officer or a director of ECMV and has not been since February 2004. Such paragraph also states that according to Mr. Lekach's most recent Schedule 13D filed with the Commission on October 31, 2006, he beneficially owns an aggregate of 120,000 shares (approximately 4%) of ECMV's common stock.

Christina Chalk, Esq.
Page 4

9. Expand to discuss any further past dealings between the participants in this solicitation, including Mr. Nussdorf, and existing affiliates of the Company, including Mr. Lekach.

     The Revised Consent Solicitation Materials have been revised by adding a new section starting on page 15 entitled "Interests of Participants in this Solicitation and Certain Business Relationships between the Company and Mr. Nussdorf, and their Respective Affiliates."

10. Refer to the disclosure in the fourth paragraph of this section. Clarify why Glenn and Stephen Nussdorf sought the Board's approval to purchase in excess of fifteen percent of the Company's outstanding stock, since they have apparently not purchased shares above that threshold. In addition, discuss why the consent of the Board was needed, and the effect of its receipt.

     The Revised Consent Solicitation Materials have been revised by adding new disclosure to the second paragraph on page 6 regarding the request that the Parlux Board approve purchases of 15% or more of the outstanding shares.

11. See the comments 9 and 10 above. It appears from the Board's approval of the purchases contemplated by Messrs. Glenn and Stephen Nussdorf that these two men previously enjoyed a friendly relationship with the Company's current Board. It is critical that shareholders understand the full history of the dealings between the Company and the participants in this solicitation, including the events that led to the current situation. Please revise the consent solicitation generally to "flesh out" the narrative history of the interactions between the parties. Explain the interrelationship between events where not apparent from context.

     The Revised Preliminary Consent Solicitation Materials have been revised by adding a new second paragraph and revising the third paragraph in the section "Background and Reasons for the Consent Solicitation" on page 5 and adding a new section starting on page 15 entitled "Interests of Participants in this Solicitation and Certain Business Relationships between the Company and Mr. Nussdorf, and their Respective Affiliates."


Letter to the Board dated September 26, 2006, page 6
----------------------------------------------------

12. In this letter, Mr. Nussdorf states that he has spoken with "other large shareholders" of the Company, and that such shareholders share his view that the proposed sale of the Perry Ellis fragrance rights to Victory International (USA) would be a mistake. Provide the following details about Mr. Nussdorf's contacts with other shareholders:

     (i) the identities of the shareholders with whom you have had contacts;
     (ii)      the context of these communications and when they occurred; and
     (iii) the substance of the relevant communications, including but not limited to any communications relating to this consent solicitation.

     The Revised Consent Solicitation Materials have been revised by adding a new fifth paragraph on page 6 disclosing the nature of the conversations with a limited number of

Christina Chalk, Esq.
Page 5

stockholders of the Company. Mr. Nussdorf supplementally advises the Staff of the following information regarding contacts with other shareholders by Mr. Nussdorf and Michael Katz:

     In September 2006, representatives of Wellington Management Co. ("Wellington"), Pike Capital Management ("Pike"), Lotsoff Capital ("Lotsoff") and Churchill Management ("Churchill") were contacted by Mr. Nussdorf or Michael Katz to inquire about their views regarding the Company's performance. Wellington declined to discuss their holdings or views about the Company, and there were no substantive discussions with Wellington. Pike, Lotsoff and Churchill expressed their general displeasure, among other things, with the Company's financial performance, the decline of the Company's stock price, the Company's management, the Company's failure to file required reports with the Commission on a timely basis, the proposed sale of the Perry Ellis fragrance rights to Victory and the potential sale by the Company of other assets. Although Mr. Nussdorf and Michael Katz have had no further contact with Wellington and Churchill, there have been several subsequent conversations with Pike and Lotsoff who continue to express the same concerns about the Company referred to above.

     In addition, there have been several conversations with Marvin Braun, a stockholder of Parlux. Mr. Braun has also expressed his displeasure about the proposed sale of the Perry Ellis fragrance rights to Victory and the eventual sale of Perry Ellis fragrance rights back to Perry Ellis. In December 2006, there was a discussion with a representative of LaGrange Capital ("LaGrange"). LaGrange expressed similar concerns as the other institutional stockholders of the Company.

13. See our last comment above. In your response letter, analyze whether such contacts with major shareholders of the Company constituted "solicitations" within the meaning of Rule 14a-1(1) of Regulation 14A. If you believe such communications were solicitations, identify the exemption or exception from the proxy rules upon which Mr. Nussdorf relied in order to conduct such discussions without making filings under the proxy rules.

     Mr. Nussdorf supplementally advises the Staff that he does not believe that the conversations with major stockholders of the Company constituted "solicitations" within the meaning of Rule 14a-1(l) of Regulation 14A, and in any event, if such conversations may be deemed to constitute "solicitations" within the meaning of Rule14a-1(l) of Regulation 14A, such conversations were with fewer than ten stockholders and, therefore, were exempt under Rule 14a-2(b)(2) of Regulation 14A.

14. Refer to the disclosure in the last full paragraph on page 7. Expand to summarize in greater detail the discussions between Mr. Nussdorf and his representatives, and management of the Company, its Board and "other stockholders." With respect to the last group, provide the information requested in comment 12 above. To the extent that any of the material terms of a potential acquisition proposal were discussed, including price per share, deal structure, etc., please disclose.

     Mr. Nussdorf supplementally advises the Staff that the stockholders referred to in his Schedule 13D filing were the same limited number of stockholders referenced in response to Comment No. 12. The subject matter of the discussions referred to in his Schedule 13D filing

Christina Chalk, Esq.
Page 6

were generally the same subjects identified in the Revised Consent Solicitation Materials in the fifth paragraph on page 6. Mr. Nussdorf and his representatives informed the limited number of stockholders about his possible interest in making an acquisition proposal. Mr. Nussdorf and his representatives had similar discussions with the Company's directors and management. In no such discussion, did Mr. Nussdorf or his representatives discuss the material terms of a potential acquisition proposal, including the price or structure of such a potential transaction.

15. Provide additional details concerning Mr. Nussdorf's intentions with respect to an acquisition of the Company if this solicitation is successful. We note your disclosure that no final decision has been made. However, outline the factors on which Mr. Nussdorf would make such a decision (please be specific) and why he might seek to acquire the Company through a share acquisition if he already controlled its Board.

     The Revised Consent Solicitation Materials have been revised by adding new disclosure to the third paragraph on page 11 describing the factors Mr. Nussdorf presently intends to consider in determining whether to make an acquisition proposal. Supplementally, Mr. Nussdorf advises the Staff that any decision he may make with respect to a potential acquisition would be independent of his control of the Company. Any acquisition proposed by Mr. Nussdorf would be a "going private" transaction which is not an uncommon type of transaction. Disclosure describing the nature of a "going private" transaction is provided in the Revised Consent Solicitation Materials in the last paragraph on page 11.

16. Refer to the first bullet point on page 9. Explain why the sale of the Company's products outside of the United States and the possible "flow back" of such products into the United States, is viewed as a negative from your perspective. In addition, briefly explain the basis for your belief that this may be happening.

     The Revised Consent Solicitation Materials have been revised by revising the first bullet point on page 10 to add disclosure regarding the "flow back" of the Company's products.

17. To the extent known, disclose which nominees you intend to place on the newly-constituted Compensation Committee of the Board, to the extent they are elected in this consent solicitation.

     The Revised Consent Solicitation Materials have been revised by adding a new third paragraph to the subsection "Proposal 2: Election of Nominees" on page 3 discussing the composition of Board Committees, including the Compensation Committee. In addition, the Revised Consent Solicitation Materials have been revised by adding a new sentence at the end of the second paragraph on page 10.

18. Refer to the fourth bullet point on page 10. There you reference "more than one occasion" when the Company was threatened with delisting by the Nasdaq Stock Market. However, the disclosure in the consent solicitation statement details only one such occasion. Please provide general details about the others, including when they occurred and why.

Christina Chalk, Esq.
Page 7

     The Revised Consent Solicitation Materials have been revised by amending the first bullet point on page 11 to refer to the additional occasions when the Company was threatened with delisting by NASDAQ and why.

19. If available to you, please provide on a supplemental basis copies of the pleadings in the lawsuit you cite in the fifth bullet point on page 10. If they have ever been filed with any of the Company's periodic reports, please cite us to the appropriate report.

     In response to the foregoing request, we enclose herewith copies of the pleadings which are in Mr. Nussdorf's possession for the consolidated amended class action complaint in Thomas Haugh, on behalf of himself and all others similarly situated, Plaintiff v. Parlux Fragrances, Inc., Ilia Lekach and Frank Buttacovoli, Defendants. Mr. Nussdorf is not aware that any pleadings in this lawsuit have been filed as exhibits to any of the Company's periodic reports.


Certain Employment and Other Agreements, page 11
------------------------------------------------

20. For each identified individual with whom the Company has an employment agreement with a severance provision, provide the approximate amount of cash and the approximate number of stock options/warrants which would be owed to such individual if your nominees are elected to the Board.

     The Revised Consent Solicitation Materials have been revised on page 13 to show in tabular format the approximate number of warrants that would be owed to Messrs. Lekach and Buttacavoli following a change of control. Mr. Nussdorf supplementally advises the Staff that it is not possible for him to determine the approximate number of warrants that would be owed to the Consultants following a change of control since the Company has not disclosed the number of warrants that are still owned by these persons. The approximate amount of cash owed to these individuals following a change of control cannot be determined by Mr. Nussdorf since the Company takes into account, among other things, salaries, bonuses, values realized upon option exercises and any other payments received by the persons during the five years prior to the date of change of control when determining average compensation. According to the employment and consulting agreements, it appears that the minimum cash payments following the change of control would be approximately $1,425,000 to Mr. Lekach, $975,000 to Mr. Buttacavoli, $300,000 to Mr. Vercillo and $250,000 to Mr. Purches.


Certain Information Concerning Related Persons and Transactions, page 14
------------------------------------------------------------------------

21. Indicate whether there is any security (other than the guarantee by Deborah Lekach) for the $3,500,000 loan made by Stephen Nussdorf to Ilia Lekach. If so, please describe, particularly where such assets are in any way related to the Company or its shares.

     The Revised Consent Solicitation Materials have been revised by adding additional disclosure under the caption "Stephen Nussdorf and Ilia Lekach" on page 16 to indicate that there is no other guaranty or security for Mr. Lekach's note.

Christina Chalk, Esq.
Page 8

Consent Procedures, page 15
---------------------------

22. Disclose how shareholders will be notified of the Record Date once it has been set by the Company.

     Mr. Nussdorf supplementally advises the Staff that he has requested the Parlux Board to set a record date for his consent solicitation. Under Section 213(b) of the DGCL, the record date for determining the stockholders of a Delaware corporation entitled to consent to corporate action in writing without a meeting, when no prior action by the corporation's board of directors is required and the board has not fixed a record date, will be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the corporation by delivery to its registered office in Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of the stockholders are recorded. If the Board fails to set a record date, Mr. Nussdorf intends to deliver his written consent prior to the mailing of his Consent Statement to stockholders and the definitive Consent Statement will disclose the date of delivery of such written consent and the resulting record date.

23. Here or in "Special Instructions" on page 16, explain the effect of a vote to abstain in the context of a consent solicitation.

     The Revised Consent Solicitation Materials have been revised by adding a new sentence to the third paragraph of the section "Special Instructions" on page 19 disclosing that an "Abstain" vote will have the same effect as withholding consent.

Forward-Looking Statements, page 17
-----------------------------------

24. You state that the consent solicitation contains forward-looking statements within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act, as amended. However, both Section 21E and 27A extend the safe harbor protections for forward-looking statements only to (i) an issuer reporting under Section 13(a) or 15(d) of the Exchange Act; or (ii) a person acting on behalf such an issuer. Since the participants in this solicitation are neither, revise the first sentence in this section to clarify your reference to the provisions of the Private Securities Litigation Reform Act.

     The Revised Consent Solicitation Materials have been revised by amending the first sentence in the section "Forward Looking Statements" on page 19.

Closing Comments
----------------

     The consent solicitation is being conducted solely by Mr. Nussdorf in his personal capacity, and is not being conducted by any other individual or entity. Persons other than Mr. Nussdorf identified in the Revised Consent Solicitation Materials as participants are identified as such because they may be (i) soliciting consents and thus are participants within the meaning of Instruction 3(a)(vi) of Item 4 of Schedule 14A and/or (ii) nominees and thus are participants within the meaning of Instruction 3(a)(ii) of Item 4 of Schedule 14A. Accordingly, Mr. Nussdorf will supplementally be furnishing the Staff with a representation letter. Mr. Nussdorf is on

Christina Chalk, Esq.
Page 9

vacation and will be returning to New York next week. Mr. Nussdorf will execute the representation letter upon his return and we will furnish it supplementally to the Staff at such time.

     In addition to the changes in the Revised Consent Solicitation Materials made in response to the Staff's comments as discussed above, there has been a general updating of information contained in the document.

     If there are any further questions relating to the enclosed materials, please telephone the undersigned at (212) 735-3360 or Richard J. Grossman of this firm at (212) 735-2116.



                                               Very truly yours,


                                               /s/ Daniel E. Stoller


                                               Daniel E. Stoller





cc:      Mr. Glenn Nussdorf
         Fred Paliani, Esq.